



Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 029/2006

May 23, 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

dw 6/5



ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX : ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of March 31, 2006
2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from April-May 2006

RECEIVED
2006 JUN -5 P 12:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Report of material events field with the Stock Exchange of Thailand ("SET") from April-May 2006

19/05/2006 13:19

ITD : Operating result

Translation

With reference to the Company's Financial Statements
for the period ending 31st March 2006 submitted to
the SET dated 15th May 2006.

The Company wishes to advise the SET that the operating results
of the Company for three-month of 2006 showed a profit of 197.08
million Baht. This constitutes a change of more than 20 percent
from the results for the same period in 2005. The main reasons
for this result are the loss on foreign exchange on accounting
basic of foreign assets because of Baht appreciation. The cost
of services increased in relevant to some projects in Suvarnabhumi
airport project which have not recognized revenues from additional works.
The administrative expenses and interest expenses of the Company also
increased after consolidating the financial statement of ITD Cementation
India Ltd. to the Company while there was no this transaction
in the same period in previous year.

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19/05/2006 13:19

ITD : Signed Contracts 2 project

Translation

Italian-Thai Development Public Company Limited
is pleased to inform SET that on Mar - May 2006
the Company signed 2 contracts as follows:

Name of Project	Client	Contract Value (including VAT)
1. The Construction of Bangkok Government Complex, Chaengwattana Road	Dhanarak Asset Development Co.,Ltd.	Baht 6,877 M.

Signing date : May 15, 2006
Period of work : 830 days

Name of Project	Client	Contract Value (including VAT)
2.The Construction of flood protection system at Samutsakorn Province Phase1, Contract 1 (From Wat Tuck to Wat Krokkrak)	Department of Public Works	Baht 377 M.

Signing date :March 28, 2006
Period of work :900 days

The details of the contract works are as follows:-

1. The Construction of Bangkok Government Complex,
Chaengwattana Road.
Description of works:Construction of Building 3 landscape and parking area for building B, Reinforce concrete building 9 storied with prestress concrete floor, total area approximate 500,000 m2 including all facilities such as, electricity and communication, air condition, fire protection, sanitary works, lift and elevator, etc.

2.The Construction of flood protection system at Samutsakorn Province Phase1, Contract 1 (From Wat Tuck to Wat Krokkrak).
Description of works:Concrete sheet pile wall 5,799 Pcs., Cap pile beam and concrete wall, pumping station, sluice gate.

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15/05/2006 20:36

ITD : Reveiw Quarter 1 And Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.
ITALIAN-THAI DEVELOPMENT PCL.

	Reviewed	
	Ending March 31, (In thousands)	
	Quarter 1	
Year	2006	2005
Net profit (loss)	197,075	274,967
EPS (baht)	0.05	0.07

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements,
auditor's report and remarks from SET Information
Management System

"The company hereby certifies that the information above
is correct and complete. In addition, the company has already
reported and disseminated its financial statements in full
via the SET Electronic Listed Company Information Disclosure (ELCID),
and has also submitted the original report to the Securities
and Exchange Commission."

Signature..
(Mr. Premchai Karnasuta)
President
Authorized to sign on behalf of the company

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10/05/2006 18:28

ITD : Signed Contracts 2 Project

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on April 2006 the Company signed 2 contracts as follows:

Name of Project	Client	Price
1. The Construction of National Highway NH-31C Package EW-II (WB-1) in the state of West Bengal, India	National Highway Authority of India	INRS 2,284,312,043* (equivalent to Baht 2,516,316,416.61 Exchange Rate as of 20/04/06, Baht 1: INRS 0.9078)

Signing date : April 20, 2006
Period of work : 30 months

2.The Construction of Cement Plant 2,500 tons per day, Cambodia	Kampot Cement Co.,Ltd.	Baht 28.02 M**

Signing date :April 3, 2006
Period of work : 5 months

Remarks : *excluding VAT , ** including VAT

The details of the contract works are as follows:-

1.The Construction of National Highway NH-31C Package EW-II (WB-1) in the state of West Bengal,India
Description of works:Widening and strengthening of existing highway from 2 lanes to 4 lanes from km. 228 to km. 255 , the distance is 27 km,including major bridges, minor bridges, culverts, underpasses and incidentals.

2.The Construction of Cement Plant 2,500 tons per day, Cambodia
Description of works:Construction of 3 buildings for a cement plant, pre-heater tower foundation, kiln foundation, clinker cooler.

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RECEIVED
2006 JUN -5 P 12:

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2006



■ 33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

■ Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 March 2006, the consolidated statements of earnings, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2006, and the separate financial statements of Italian-Thai Development Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The consolidated financial statements for three-month period ended 31 March 2006 incorporate the financial statements of a subsidiary company and an overseas branch with total assets comprising 4.1% and total revenues for the period then ended comprising 4.1% of the respective consolidated totals which are presented on the basis of the financial statements of these entities, which were reviewed by other auditors whose reports I have already received. My report, in so far as it relates to the amounts presented in respect of this subsidiary and branch, is based on the reports of those other auditors.

Except for the matter discussed in the following paragraph, I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month period ended 31 March 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.5% (31 December 2005: 2.2%) and total revenues for the period then ended comprising 3.4% (2005: 3.2%) of the respective consolidated totals. These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 and 2004 have already been audited.

Based on my review and the reports of other auditors, except for the effects on the financial statements for the three-month period ended 31 March 2006 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the matter as discussed in Note 15 as at 31 March 2006 and 31 December 2005 the Company has outstanding retention receivable from the company which operates the skytrain totaling approximately Baht 473 million. This company is currently restructuring its debts. As discussed in Note 19.1 the Company transferred liabilities to a special purpose vehicle, and also transferred subordinated assets to the special purpose vehicle for it to sell to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness till outstanding. The outstanding balance as at 31 March 2006 was Baht 1,969 million. Assets of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the liability in the future. However, the Company has not yet recognised gains totaling Baht 229 million from the transfer of the subordinated assets and has suspended such amount to meet such future obligations. The Company and the special purpose vehicle are currently negotiating the sale of the receivable from and investment in the operator of the skytrain and on the basis of the price preliminarily agreed, the Company has set aside allowance for loss in an amount equal to the anticipated actual losses and the Company's obligations to the special purpose vehicle in 2005, or a total of Baht 427 million. This is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2005 were audited in accordance with generally accepted auditing standards by another auditor of our firm who, under his report dated 25 February 2006 based on his audit and reports of other auditors, expressed an unqualified opinion on those statements but drew attention to the matter described in preceding paragraph. The balance sheet as at 31 December 2005, as presented herein for comparative purposes, formed an integral part of the financial statements which that other auditor from our firm audited and reported on.

The consolidated statements of earnings, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2005 of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned other auditor from our firm who reported, under his report dated 9 May 2005, that except for the effect of the joint ventures in Taiwan not having been reviewed by other auditors, nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles but drew attention to the uncertainty as to the amount recoverable by the Company from a debtor who was still in the process if restructuring debt and the contingent liabilities of the special purpose vehicle.

Sumalee Reewarabandith
Certified Public Accountant (Thailand) No. 3970

Ernst & Young Office Limited
Bangkok: 11 May 2006

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2006 (Unaudited but reviewed)	31 December 2005 (Audited)	31 March 2006 (Unaudited but reviewed)	31 December 2005 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	2,978,467	2,177,198	778,515	664,954
Pledged deposits at banks	3	801,642	805,843	758,801	763,002
Trade accounts receivable - net	4	5,980,137	6,777,390	3,250,535	2,994,042
Trade accounts receivable - related parties - net	5	1,262,697	1,267,825	1,421,890	1,509,822
Short-term loans and advances to related parties - net	6	-	12,281	1,584,575	1,781,121
Unbilled receivable		7,243,321	6,942,970	5,010,449	4,568,065
Current portion of accounts receivable - retention		2,035,079	1,833,543	1,736,215	1,529,926
Inventories and work in progress - net		1,808,952	1,824,377	888,517	702,321
Other current assets					
Withholding tax deducted at source		1,664,346	1,492,757	1,039,033	918,641
Value added tax refundable		124,830	242,012	-	-
Loans to other company		282,519	275,432	-	-
Advance for machinery, material purchase and land awaiting development		176,605	90,435	13,668	10,420
Current portion of receivable from sale of land		387,812	503,390	-	-
Others		303,612	307,857	109,848	112,999
TOTAL CURRENT ASSETS		25,050,019	24,553,310	16,592,046	15,555,313
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		165,325	199,585	-	20,594
Receivable from sale of land, net of current portion		101,835	101,835	-	-
Investments accounted for under equity method	7.1	264,807	261,791	4,049,524	4,187,760
Other long-term investments	7.2	1,229,476	1,252,993	1,204,789	1,228,784
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	-	-	1,713,010	1,985,622
Loan to other party		193,734	245,311	193,734	245,311
Property, plant and equipment - net	9	14,447,732	14,271,167	10,120,582	10,116,682
Advances for subcontractors		635,848	683,952	346,564	382,355
Deferred charges		150,673	188,697	-	-
Goodwill		470,913	510,847	-	-
Other non-current assets		152,361	152,125	84,074	94,933
TOTAL NON-CURRENT ASSETS		17,802,668	17,858,267	17,712,277	18,262,041
TOTAL ASSETS		42,852,687	42,411,577	34,304,323	33,817,354

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2006 (Unaudited but reviewed)	31 December 2005 (Audited)	31 March 2006 (Unaudited but reviewed)	31 December 2005 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	5,154,242	4,816,743	3,247,264	3,242,877
Current portion of accounts payable - trust receipts		1,173,918	1,091,609	736,538	605,473
Trade accounts payable		6,432,566	6,625,304	4,076,332	3,887,779
Billing in excess of contract work in progress		444,467	455,720	440,074	216,931
Trade accounts payable - related parties	11	1,319,801	1,472,934	983,677	1,104,533
Short-term loans and advances from related parties	12	818,317	977,880	685,788	685,299
Current portion of advances received from customers under construction contracts		1,935,107	2,163,115	1,380,103	1,666,384
Current portion of hire-purchase payables		418,534	436,121	411,654	429,038
Current portion of long-term loans	13	773,500	683,878	600,968	583,446
Other current liabilities					
Corporate income tax payable		36,153	44,420	872	1,149
Value added tax payable		-	-	57,118	27,331
Accrued expenses		790,263	497,184	271,567	390,322
Current portion of reserve for project expenses		87,370	73,781	87,370	73,781
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		539,232	499,858	254,806	203,516
Advance received from sale of receivable	15	109,975	-	109,975	-
Dividend payable		251,621	-	251,621	-
Others		308,477	801,874	81,746	111,909
TOTAL CURRENT LIABILITIES		20,650,352	20,697,230	13,734,282	13,286,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		65,161	78,750	65,161	78,750
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Allowance on diminution in value of assets and contingent liabilities		426,520	426,520	426,520	426,520
Accounts payable - trust receipts, net of current portion		77,241	310,138	77,241	310,138
Advances received from customers under construction contracts, net of current portion		1,965,754	880,378	1,017,888	120,478
Hire-purchase payables, net of current portion		750,351	860,277	737,450	845,435
Long-term loans, net of current portion	13	1,593,320	1,740,533	779,806	988,106
Loan from directors		2,669	6,184	-	-
Provision for loss from investments accounted for under equity method	7.1	-	-	437,179	670,135
Other non-current liabilities		14,080	10,813	5,371	10,813
TOTAL NON-CURRENT LIABILITIES		5,124,670	4,543,167	3,776,190	3,679,949
TOTAL LIABILITIES		25,775,022	25,240,397	17,510,472	16,966,526

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
SHAREHOLDERS' EQUITY				
Share capital				
Registered issued and fully paid share capital				
4,193,678,180 ordinary shares of Baht 1 each	4,193,678	4,193,678	4,193,678	4,193,678
Share premium	5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments	8,627	7,380	8,627	7,380
Translation adjustment	(36,063)	7,323	(36,063)	(32,385)
Retained earnings				
Appropriated - statutory reserve	388,897	388,897	382,364	382,364
Unappropriated	6,723,349	6,777,895	6,729,882	6,784,428
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS	16,793,851	16,890,536	16,793,851	16,850,828
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries	283,814	280,644	-	-
TOTAL SHAREHOLDERS' EQUITY	17,077,665	17,171,180	16,793,851	16,850,828
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	42,852,687	42,411,577	34,304,323	33,817,354

The accompanying notes are an integral part of the financial statements.

.... DIRECTORS

....



ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2006 AND 2005

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2006	2005	2006	2005
REVENUES					
Revenues from construction services		8,917,888	7,577,389	6,054,635	5,588,079
Interest income		10,885	18,722	16,134	23,710
Gain on exchange		-	9,485	-	20,827
Others		105,833	123,213	92,956	138,374
TOTAL REVENUES		9,034,606	7,728,809	6,163,725	5,770,990
EXPENSES					
Cost of construction services		8,348,397	7,073,249	5,689,224	5,236,026
Administrative expenses		271,056	219,568	155,418	185,322
Loss on exchange		31,318	-	11,206	-
TOTAL EXPENSES		8,650,771	7,292,817	5,855,848	5,421,348
EARNINGS FROM OPERATION		383,835	435,992	307,877	349,642
ALLOWANCE FOR DOUBTFUL ACCOUNTS		(7,425)	(15,471)	-	(13,076)
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		3,017	5,588	(6,972)	42,479
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		379,427	426,109	300,905	379,045
INTEREST EXPENSES		(167,204)	(108,573)	(103,715)	(104,078)
CORPORATE INCOME TAX	17	(11,978)	(32,386)	(115)	-
EARNINGS AFTER INCOME TAX		200,245	285,150	197,075	274,967
NET EARNINGS OF MINORITY INTERESTS		(3,170)	(10,183)	-	-
NET EARNINGS FOR THE PERIOD		197,075	274,967	197,075	274,967
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.05	0.07	0.05	0.07
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,193,678	4,067,012	4,193,678	4,067,012

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2006 AND 2005

(Unit: Thousand Baht)

		CONSOLIDATED							
				Unrealised gain					
		Issued and paid-up		on changes in	Translation	Retained earnings		Minority	
	Note	share capital	Share premium	value of investments	adjustment	Statutory reserve	Unappropriated	interests	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised gain on changes in value of investments		-	-	87,969	-	-	-	-	87,969
Translation adjustment		-	-	-	9,250	-	-	-	9,250
Items unrealised in earnings statement		-	-	87,969	9,250	-	-	-	97,219
Net earnings for the period		-	-	-	-	-	274,967	-	274,967
Ordinary shares issued during the period		455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares		-	3,908,738	-	-	-	-	-	3,908,738
Minority interests for the period		-	-	-	-	-	-	10,183	10,183
Balance - as at 31 March 2005		4,193,678	5,515,363	127,300	(67,587)	325,798	6,147,529	154,068	16,396,149
Balance - as at 1 January 2006		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180
Unrealised gain on changes in value of investments		-	-	1,247	-	-	-	-	1,247
Translation adjustment		-	-	-	(43,386)	-	-	-	(43,386)
Items unrealised in earnings statement		-	-	1,247	(43,386)	-	-	-	(42,139)
Net earnings for the period		-	-	-	-	-	197,075	-	197,075
Dividend paid	*14*	-	-	-	-	-	(251,621)	-	(251,621)
Minority interests for the period		-	-	-	-	-	-	3,170	3,170
Balance - as at 31 March 2006		4,193,678	5,515,363	8,627	(36,063)	388,897	6,723,349	283,814	17,077,665

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2006 AND 2005

(Unit: Thousand Baht)

		THE COMPANY ONLY						
				Unrealised gain		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised gain on changes in value of investments		-	-	87,969	-	-	-	87,969
Translation adjustment		-	-	-	9,250	-	-	9,250
Items unrealised in earnings statement		-	-	87,969	9,250	-	-	97,219
Net earnings for the period		-	-	-	-	-	274,967	274,967
Ordinary shares issued during the period		455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares		-	3,908,738	-	-	-	-	3,908,738
Balance - as at 31 March 2005		4,193,678	5,515,363	127,300	(67,587)	319,265	6,154,062	16,242,081
Balance - as at 1 January 2006		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Unrealised gain on changes in value of investments		-	-	1,247	-	-	-	1,247
Translation adjustment		-	-	-	(3,678)	-	-	(3,678)
Items unrealised in earnings statement		-	-	1,247	(3,678)	-	-	(2,431)
Net earnings for the period		-	-	-	-	-	197,075	197,075
Dividend paid	*14*	-	-	-	-	-	(251,621)	(251,621)
Balance - as at 31 March 2006		4,193,678	5,515,363	8,627	(36,063)	382,364	6,729,882	16,793,851

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from operating activities				
Net earnings	197,075	274,967	197,075	274,967
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities:-				
Unrealised gain on exchange	(19,791)	(28,821)	(22,550)	(31,516)
Share of loss (profit) from investments in subsidiaries and joint ventures	-	-	9,989	(36,891)
Share of profit from investments in associated companies	(3,017)	(5,588)	(3,017)	(5,588)
Minority interests	3,170	10,183	-	-
Allowance for doubtful accounts	7,425	15,471	-	13,076
Depreciation and amortisation	346,578	250,138	326,377	210,289
Goodwill amortisation	4,143	257	-	-
Net earnings before changes in operating assets and liabilities	535,583	516,607	507,874	424,337
Operating assets (increase) decrease				
Trade accounts receivable	788,734	(424,505)	(256,493)	(528,699)
Trade accounts receivable - related parties	2,352	(608,525)	87,864	(941,393)
Loans and advances to related parties	9,188	(145,865)	466,065	(166,542)
Unbilled receivable	(300,351)	1,239,641	(442,384)	618,189
Accounts receivable - retention	(167,367)	(158,424)	(185,786)	(139,341)
Inventories and work in progress	15,425	(72,200)	(186,196)	(61,753)
Withholding tax	(171,589)	(141,431)	(120,392)	(100,898)
Value added tax refundable	117,182	(39,147)	-	-
Loans to other companies	33,798	(55,198)	40,885	(430)
Advances for subcontractors	48,104	(270,340)	35,791	(337,174)
Advances for machine and material purchase	(86,170)	126,608	(3,248)	-
Receivable from sale of land	115,578	-	-	-
Other current assets	4,235	(85,927)	3,141	3,781
Operating liabilities increase (decrease)				
Trade accounts payable	(191,997)	19,903	188,553	237,803
Trade accounts payable - related parties	(153,133)	8,724	(120,856)	(47,214)
Billing in excess of contract work in progress	(11,253)	(26,789)	223,143	(26,789)
Advances received from customers under construction contracts	857,680	(527,992)	611,129	(268,150)
Account payable - retention	39,374	56,785	51,290	22,034
Advance received from sale of receivable	109,975	-	109,975	-
Corporate income tax payable	(8,267)	9,116	(277)	-
Accrued expenses	293,079	(3,155)	(118,754)	(3,840)
Other current liabilities	(493,397)	(91,313)	(377)	31,764
Other liabilities	3,267	-	(5,442)	-
Net cash flows provided by (used in) operating activities	1,390,030	(673,427)	885,505	(1,284,315)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from investing activities				
Increase in property, plant and equipment - net	(523,143)	(1,175,709)	(330,277)	(259,900)
Decrease (increase) in deferred charges	38,024	(12,316)	-	-
Decrease (increase) in investments accounted for under equity method	35,792	-	(101,692)	(367,993)
Decrease (increase) in other long-term investments	24,764	(6,774)	25,242	(6,614)
Translation adjustment	(43,386)	9,250	(3,678)	9,250
Decrease (increase) in other assets	(236)	(4,757)	10,859	2,208
Net cash flows used in investing activities	(468,185)	(1,190,306)	(399,546)	(623,049)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	6,499	(439,565)	6,500	(512,540)
Increase (decrease) in bank overdrafts and loans from financial institutions	337,489	(38,206)	4,387	(98,507)
Increase (decrease) in loans and advances from related parties	(159,563)	39,859	489	(705)
Decrease in long-term loans	(57,591)	(1,393,027)	(190,778)	(1,373,488)
Decrease in hire-purchase payables	(91,009)	(46,748)	(88,865)	(47,578)
Decrease in accounts payable - trust receipts	(150,588)	(23,453)	(101,832)	(211,014)
Decrease in loan from directors	(3,515)	(11,706)	-	-
Receipt of increased share capital	-	4,363,738	-	4,363,738
Net cash flows provided by (used in) financing activities	(118,278)	2,450,892	(370,099)	2,119,906
Net increase in cash and cash equivalents	803,567	587,159	115,860	212,542
Cash and cash equivalents at beginning of period	2,125,285	4,241,899	613,056	980,358
Cash and cash equivalents at end of period (Note 2)	2,928,852	4,829,058	728,916	1,192,900
Supplemental cash flows information				
Cash paid during the period for:-				
Interest expenses	193,375	68,276	103,720	45,602
Corporate income tax	191,625	177,540	119,497	79,171
Non cash transactions:-				
Unrealised gain on changes in value of investments	1,247	87,969	1,247	87,969
Dividend payable	251,621	-	251,621	-

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2006

1. GENERAL INFORMATION

1.1 General information

a) The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. Airports of Thailand Public Company Limited and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being conducted by Airports of Thailand Public Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

b) On 30 March 2006, a resolution of the Annual General Meeting of the Company's shareholders authorised the issue and offer of not more than Baht 10,000 million, or USD 250 million, of debentures with a face value of Baht 1,000 each and a tenor of no more than 10 years from the date of issue.

c) On 17 March 2006, the group (the Company and some subsidiary companies) has entered into a pre-acquisition agreement with a company, which is listed on Toronto Stock Exchange in Canada and owns potash mine concession in Udonthani province.

Subject to the terms and conditions of the pre-acquisition agreement, the group has made an offer to purchase not less than two-thirds of the common shares of that company, at the estimate amount of Baht 3,000 million.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.3 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2005, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the Company has invested 99.93 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd.

The financial statements for the year ended 31 December 2005 of three overseas subsidiaries and three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2005 were Baht 638 million and their aggregate revenues for the year then ended were Baht 1,296 million.

The consolidated financial statements for the three-month period ended 31 March 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.5% (31 December 2005: 2.2%) and total revenues for the period then ended comprising 3.4% (2005: 3.2%) of the respective consolidated totals. These financial statements were prepared based on financial information complied by the management of these project office and joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 have already been audited.

1.4 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2005.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Cash and deposits at banks	2,978,467	2,177,198	778,515	664,954
Less: Amounts with maturity of more than 3 months	(49,615)	(51,913)	(49,599)	(51,898)
Cash and cash equivalents	2,928,852	2,125,285	728,916	613,056

3. PLEDGED DEPOSITS AT BANKS

As at 31 March 2006, approximately Baht 84 million (31 December 2005: Baht 84 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and approximately Baht 555 million (31 December 2005: Baht 589 million) of saving deposits have been pledged to finance and stand by letter of credit. Furthermore, approximately Baht 119 million (31 December 2005: Baht 62 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 44 million (31 December 2005: Baht 71 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Less than 3 months	4,474,277	5,713,460	2,774,707	2,744,570
3 - 6 months	834,897	293,959	330,640	154,759
6 - 12 months	494,204	338,443	139,517	94,585
More than 12 months	1,226,504	1,509,321	1,022,970	1,018,683
Total	7,029,882	7,855,183	4,267,834	4,012,597
Less: Allowance for doubtful accounts	(1,049,745)	(1,077,793)	(1,017,299)	(1,018,555)
Trade accounts receivable - net	5,980,137	6,777,390	3,250,535	2,994,042

The Company has fully set up an allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	454,425	444,556
IOT Joint Venture	-	-	160,992	299,823
Thai Pride Cement Co., Ltd.	-	-	93,384	107,541
ITD - NCC Joint Venture (NT-2)	-	-	169,756	85,187
ITD - VIS Joint Venture	-	-	56,147	51,122
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	16,812	49,490
ITD - NCC Joint Venture	-	-	27,597	40,329
PT. Thailindo Bara Pratama	-	-	36,872	36,872
Shimizu - ITD Joint Venture	-	-	-	36,271
Shumizu - ITD Joint Venture (2)	-	-	38,296	31,944
Italian - Thai International Co., Ltd.	-	-	31,534	31,534
Sumitomo – Italian-Thai Joint Venture	-	-	29,184	29,184
IN Joint Venture	-	-	13,472	20,439
ITD - NSC Joint Venture	-	-	17,305	16,297
Italthai Marine Limited	-	-	12,496	12,460
Bhaka Bhumi Development Co., Ltd.	-	-	24,483	11,779
IDS Joint Venture	-	-	5,617	5,656
Siam Concrete and Brick Products Co., Ltd.	-	-	7,698	8,015
ITD - NAWARAT LLC.	-	-	9,484	-
Others	-	-	16,514	19,080
Total	-	-	1,222,068	1,337,579
Associated companies				
MCRP Construction Corporation, Philippines	761,992	816,643	711,621	765,824
Others	10,900	13,442	10,540	13,082
Total	772,892	830,085	722,161	778,906
Less: Allowance for doubtful accounts	(761,992)	(804,017)	(711,621)	(753,199)
Net	10,900	26,068	10,540	25,707

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	526,637	473,790	-	-
Siam Steel Syndicate Co., Ltd.	5,952	7,062	4,679	5,546
Pladaeng Co., Ltd.	51,803	51,803	51,803	51,803
Italthai Industrial Co., Ltd.	55,861	31,587	55,861	31,587
Medical Device Manufacturer (Thailand) Limited	4,745	4,745	4,745	4,745
Ao Siam Marine Co., Ltd.	59,688	82,183	58,488	80,983
Amari Co., Ltd.	47,595	19,948	47,595	19,948
Nawarat Patanakarn Plc.	9,439	3,007	7,358	229
Others	27,482	20,397	23,478	16,944
Total	789,202	694,522	254,007	211,785
Less: Allowance for doubtful accounts	(64,725)	(65,249)	(64,725)	(65,249)
Net	724,477	629,273	189,282	146,536
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	272,655	266,734	-	-
IOT Joint Venture	96,595	179,894	-	-
ITD - NCC Joint Venture	13,523	19,761	-	-
ITD - NCC Joint Venture (NT-2)	67,902	34,075	-	-
Sumitomo – Italian-Thai Joint Venture	14,300	14,300	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	19,796	-	-
IN Joint Venture	6,601	10,015	-	-
IDS Joint Venture	3,651	3,676	-	-
ITD - VIS Joint Venture	19,651	17,893	-	-
Shimizu - ITD Joint Venture	-	21,763	-	-
Shimizu - ITD Joint Venture (2)	19,531	16,291	-	-
Others	12,911	8,286	-	-
Total	527,320	612,484	-	-
Trade accounts receivable - related parties - net	1,262,697	1,267,825	1,421,890	1,509,822

The aging of outstanding trade accounts receivable - related parties as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Less than 3 months	870,009	723,825	805,140	691,292
3 - 6 months	54,270	107,104	105,630	146,912
6 - 12 months	187,101	258,801	165,611	299,075
More than 12 months	978,033	1,047,360	1,121,855	1,190,991
Total	2,089,413	2,137,090	2,198,236	2,328,270
Less: Allowance for doubtful accounts	(826,716)	(869,265)	(776,346)	(818,448)
Net	1,262,697	1,267,825	1,421,890	1,509,822

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	-	-	395,063	526,159
Bhaka Bhumi Development Co., Ltd.	-	-	761,259	770,259
Siam Concrete and Brick Products Co., Ltd.	-	-	90,043	157,296
PT. Thailindo Bara Pratama	-	-	59,504	65,868
IOT Joint Venture	-	-	30,000	60,000
ITD - NSC Joint Venture	-	-	52,800	52,800
ITD - NCC Joint Venture	-	-	-	45,900
Shimizu - ITD Joint Venture (2)	-	-	43,120	43,120
IN Joint Venture	-	-	1,124	41,924
ITD Cementation India Limited	-	-	144,192	10,377
Others	-	-	7,470	7,418
Total	-	-	1,584,575	1,781,121

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Associated company				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	-	-	-
Related company				
(Related by way of common directors)				
Italthai Engineering Co., Ltd.	-	12,281	-	-
Total	-	12,281	-	-
Short-term loans and advances to related parties - net	-	12,281	1,584,575	1,781,121

Significant movements in the short-term loans and advances to related parties balances during the three-month period ended 31 March 2006 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		31 March
	2005	Increase	Decrease	2006
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	526,159	-	(131,096)	395,063
Bhaka Bhumi Development Co., Ltd.	770,259	30,000	(39,000)	761,259
Siam Concrete and Brick Products Co., Ltd.	157,296	-	(67,253)	90,043
PT. Thailindo Bara Pratama	65,868	-	(6,364)	59,504
IOT Joint Venture	60,000	-	(30,000)	30,000
ITD - NCC Joint Venture	45,900	-	(45,900)	-
IN Joint Venture	41,294	-	(40,170)	1,124
ITD Cementation India Limited	10,377	133,815	-	144,192
Related company				
Italthai Engineering Co., Ltd.	12,281	-	(12,281)	-

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(15,417)	(16,133)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(128,739)	(128,235)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(3,871)	5,261
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(45,663)	(29,591)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	1,485,000	1,440,218	1,421,112
Sin Rae Muang Thai Co., Ltd.	Mining	250	99.93	-	250	-	250	-
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,708)	(1,447)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	90,376	85,530
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	63,366	63,742
ITD Cementation India Ltd.	Construction services in India	46 (Million INR)	80.48	80.48	524,852	524,852	494,178	527,711
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	115,605	110,584
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	121,112	117,694
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	80,164	76,138
ITD - NAWARAT LLC.	Construction services in United Arab Emirates	300 (Thousand AED)	49.00	49.00	1,652	1,652	6,986	6,348
Total investments in subsidiaries					2,762,567	2,762,317	2,216,857	2,238,714
Investments in joint ventures								
ITD – VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	65,534	65,281
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(62,447)	(81,962)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	5,587	6,978
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	60.00	60.00	-	-	99,917	73,833
ITD - EGC Joint Venture	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	55,647	48,476
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	21,592	21,888
ITD – NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	27,257	27,019
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	15,169	14,755

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005
			Percent	Percent				
ITD – NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	(23,766)	(23,506)
Shimizu-ITD Joint Venture (2)	Contractor of construction of bridge in Laos	-	49.00	49.00	-	-	(1,566)	820
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	-	(228,939)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	-	(42,705)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	81,518	102,988
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	40.00	40.00	-	-	113,545	132,571
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	82,133	199,172
POC - ITD Joint Venture	Construction of Sihanoukville port in Cambodia	-	40.00	40.00	-	-	4,886	3,732
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	55,930	56,914
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(154,002)	(117,617)
I.C.C.T. Joint Venture	Construction and ground improvement	-	25.00	25.00	-	-	46,645	46,645
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	3,455	17,264
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	696,172	696,038
Total investments in joint ventures					-	-	1,133,206	1,019,645
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	20,065	20,428
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	27,845	28,189
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	23,667	23,667
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	15,173	13,526
Asia Steel Corporation	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005
			Percent	Percent				
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	100,125	98,251
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	21.06	71,603	71,603	75,407	75,205
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	262,282	259,266
Total					3,098,600	3,098,350	3,612,345	3,517,625
Add: Allowance for loss from investments under equity method					-	-	437,179	670,135
Total investments accounted for under equity method					3,098,600	3,098,350	4,049,524	4,187,760
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	262,282	259,266
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	264,807	261,791

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2006	Percentage of shareholding 31 December 2005	Investment 31 March 2006	Investment 31 December 2005
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	-	19.80	-	247,500
Less: Allowance on impairment				-	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	5.45	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less: Allowance on impairment				(5,000)	(5,000)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.14	14.14	325,139	325,139
Add: Unrealised gain from changes in value of investments				72,201	64,092
				397,340	389,231

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2006	Percentage of shareholding 31 December 2005	Investment 31 March 2006	Investment 31 December 2005
		Percent	Percent		
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,458	200,333
Add: Unrealised loss from changes in value of investments				(57,433)	(66,493)
				138,025	133,840
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Nawarat Patanakarn Plc.	Construction services	5.23	6.04	130,000	150,000
Add: Unrealised gain (loss) from changes in value of investments				(10,400)	6,000
				119,600	156,000
Everland Plc.	Property development	0.04	-	111	-
Total investments in other companies				1,204,789	1,228,784
Consolidated					
Investments in other companies, directly held by the Company				1,204,789	1,228,784
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.83	0.83	19,178	19,178
Add: Unrealised gain from changes in value of investments				4,259	3,781
				23,437	22,959
Total				24,687	24,209
Total investments in other companies				1,229,476	1,252,993

As at 31 March 2006, parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 13.

During the period, the Company sold its investments in Thepprathan Properties Co., Ltd and partial investments in Nawarat Patanakarn Plc. The Company recorded gain on sales of investments approximately Baht 3.2 million.

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	928,400	928,400
ITD - NCC Joint Venture	-	-	254,490	254,490
Ando and Italian-Thai Development Joint Venture	-	-	-	229,382
Italian-Thai International Co., Ltd.	-	-	106,275	106,275
IDS Joint Venture	-	-	199,500	199,500
IN Joint Venture	-	-	97,920	97,920
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	1,623	1,623
Thai Ando and Italian-Thai Development Joint Venture	-	-	-	43,227
Others	-	-	19,802	19,805
Total	-	-	1,713,010	1,985,622
Associated companies				
Palang Thai Kaowna Co., Ltd.	280,702	280,702	280,702	280,702
Khunka Palang Thai Co., Ltd.	58,882	58,882	58,882	58,882
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	351,372	351,372	351,372	351,372
Less: Allowance for doubtful accounts	(351,372)	(351,372)	(351,372)	(351,372)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Bangkok Mass Transit System Plc.	101,143	101,143	101,143	101,143
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp.	39,662	39,777	-	-
Total	872,881	872,996	833,219	833,219
Less: Allowance for doubtful accounts	(872,881)	(872,996)	(833,219)	(833,219)
Net	-	-	-	-
Long-term loans and advances to related companies - net	-	-	1,713,010	1,985,622

Significant movements in the long-term loans and advances to related parties balances for the three-month period ended 31 March 2006 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		31 March
	2005	Increase	Decrease	2006
Subsidiaries and joint ventures				
Ando and Italian-Thai Development Joint Venture	229,382	-	(229,382)	-
Thai Ando and Italian-Thai Development Joint Venture	43,227	-	(43,227)	-
Related companies				
Central Bay Reclamation and Development Corp.	39,777	-	(115)	39,662

9. PROPERTY, PLANT AND EQUIPMENT

As at 31 March 2006, the Company and its subsidiaries have mortgaged part of the building with aggregate net book values of approximately Baht 568 million and land of Baht 122 million (31 December 2005: Baht 578 million and Baht 125 million, respectively) with a bank to secure long-term loans from this bank, as discussed in Note 13.

As at 31 March 2006, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 5 million (31 December 2005: Baht 5 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 1,393 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	52,694	161,140
I.C.C.T. Joint Venture	-	-	184,354	184,354
Thai Maruken Co., Ltd.	-	-	72,842	71,986
ITO Joint Venture	-	-	21,967	31,024
Italthai Trevi Co., Ltd.	-	-	40,605	42,727
Siam Concrete and Brick Products Co., Ltd.	-	-	57,164	62,590
ITD - VIS Joint Venture	-	-	53,443	53,443
Asian Steel Product Co., Ltd.	-	-	70,821	54,218
Thai Pride Cement Co., Ltd.	-	-	15,705	50,895
ITD - NSC Joint Venture	-	-	15,023	15,023
Nha Pralan Crushing Plant Co., Ltd.	-	-	5,511	6,148
Others	-	-	5,397	6,275
Total	-	-	595,526	739,823

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Associated companies				
MCRP Construction Corporation, Philippines	68,660	85,689	68,660	85,689
Bangkok Steel Wire Co., Ltd.	33,462	27,309	697	-
Thai Rent All Co., Ltd.	20,753	21,794	20,650	21,566
ATO-Asia Turnouts Ltd.	7,903	5,826	986	985
Others	5,675	5,675	-	-
Total	136,453	146,293	90,993	108,240
Related companies				
(Related by way of common directors)				
Takenaka Corporation	285,376	285,376	-	-
Obayashi Corporation	261,916	253,425	-	-
Italthai Industrial Co., Ltd.	152,128	150,953	95,902	69,478
Siam Steel Syndicate Co., Ltd.	114,139	109,218	110,476	105,547
Italthai Engineering Co., Ltd.	23,544	68,813	15,230	22,161
Alcatel Contracting GmbH	-	20,063	-	-
Charoong Thai Wire & Cable Plc.	73,686	47,109	72,099	41,248
Penta-Ocean Construction Co., Ltd.	11,373	46,033	-	-
Saraburi Coal Co., Ltd.	34,805	34,818	-	-
Aquathai Co., Ltd.	7	14,759	7	14,759
Nawarat Patanakarn Plc.	6,632	5,961	3,306	3,148
Nishimatsu Construction	5,936	4,835	-	-
Others	3,659	4,512	138	129
Total	973,201	1,045,875	297,158	256,470

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	31,616	96,684	-	-
I.C.C.T. Joint Venture	138,265	138,265	-	-
ITO Joint Venture	13,180	18,614	-	-
ITD - VIS Joint Venture	18,705	18,705	-	-
IN Joint Venture	578	509	-	-
Others	7,803	7,989	-	-
Total	210,147	280,766	-	-
Trade accounts payable - related parties	1,319,801	1,472,934	983,677	1,104,533

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	685,788	685,299
Total	-	-	685,788	685,299
Related companies				
Nam Theun 2 Power Co., Ltd.	746,486	820,272	-	-
Nishimatsu Construction	-	71,351	-	-
Obayashi Corporation	62,292	70,292	-	-
Nawarat Patanakarn Plc.	9,498	10,775	-	-
Others	41	5,190	-	-
Total	818,317	977,880	-	-
Short-term loans and advances from related parties	818,317	977,880	685,788	685,299

Significant movements in the short-term loans and advances from related companies balances during the three-month period ended 31 March 2006 are as follows: -

(Unit: Thousand Baht)

	31 December 2005	During the period Increase	During the period Decrease	31 March 2006
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	685,299	489	-	685,788
Related companies				
Nam Theun 2 Power Co., Ltd.	820,272	-	(73,786)	746,486
Obayashi Corporation	70,292	-	(8,000)	62,292
Nishimatsu Construction	71,351	-	(71,351)	-
Nawarat Patanakarn Plc.	10,775	-	(1,277)	9,498

13. LONG-TERM LOANS

As at 31 March 2006 and 31 December 2005, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Long-term loans	2,367	2,425	1,381	1,571
Less: current portion	(774)	(684)	(601)	(583)
Net of current portion	1,593	1,741	780	988

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 690 million as at 31 March 2006 (31 December 2005: Baht 703 million), as discussed in Notes 7 and 9 respectively.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

14. DIVIDEND PAID

Dividends of the Company which were declared in 2006 consist of the following: -

(Unit: Baht)

	Approved by	Number of shares	Dividend per share	Total dividends
Final dividends on 2005 earnings	Annual General Meeting of the shareholders on 30 March 2006	4,193,678,180	0.06	251,620,691

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of equipment	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2006	2005	2006	2005
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	599	1,875
Sale of equipment	-	-	-	4
Purchases of construction materials and services	-	-	161	118
Purchase of equipment	-	-	1	6
Transactions with associated companies				
Construction services and other income	7	11	4	9
Purchases of construction materials and services	27	29	7	18
Transactions with related companies				
Construction services and other income	1,084	1,273	149	219
Purchases of construction materials and services	209	261	116	179
Purchases of equipment	23	63	22	60

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 March 2006 and 31 December 2005 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 31 March 2006 is equivalent to Baht 473 million) with Bangkok Mass Transit System Public Company Limited, the Company which operates the skytrain. The Company is currently restructuring its debts. The Company is currently negotiating the sale of this debt and received a part of deposit and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 33 million, in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

16. COST OF CONSTRUCTION WORK

As at 31 March 2006, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or loss recognised for current construction projects, amount to Baht 103,190 million (The Company only: Baht 49,519 million).

17. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month periods ended 31 March 2006 and 2005 since the operating results under tax basis becomes net loss.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month periods ended 31 March 2006 and 2005 of subsidiaries and joint ventures in Thailand have been calculated at the rate on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

18. GUARANTEES

As at 31 March 2006 and 31 December 2005, there were outstanding guarantees of approximately Baht 23,924 million and Baht 24,749 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 31 March 2006 and 31 December 2005, there were guarantees of approximately Baht 8,384 million and 8,226 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENTS

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the special purpose vehicle has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 March 2006, the outstanding balance of loans amounted to Baht 1,969 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. This company is in the process of restructuring its debt. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, in 2005 the Company has set aside provision for loss totaling Baht 394 million in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

As at 31 December 2005, assets foreclosed of the special purpose vehicle are as follows:

1. Securities

a) Non-listed securities

(Unit: Million Baht)

	Amount
Ordinary shares:	
Italian-Thai Land Co., Ltd. (Land holding)	70
Palit Palang Ngan Co., Ltd. (Land holding)	107
Khunka Palang Thai Co. Ltd. (Land holding)	15
Palang Thai Kaowna Co., Ltd. (Land holding)	101
Total non-listed securities	293

b) Listed security

(Unit: Million Baht)

	Amount
Ordinary shares:	
TT&T Public Co., Ltd.	
(net of allowance for revaluation of security)	68
Total securities	361

2. Land and building

Land	335
Building and condominium unit	93
Total land and building	428

3. Assets related to Bangkok Mass Transit System Public Co., Ltd.

Expected selling price	595
Total assets foreclosed	1,384

19.2 As at 31 March 2006 and 31 December 2005, the Company and joint ventures had the outstanding major commitments as follows:

(Unit: Million)

Currency	Consolidated	
	31 March 2006	31 December 2005
Baht	4,248	4,479
NTD	3,081	3,198
JPY	365	29
USD	21	28
INR	22,165	2,406

19.3 As at 31 March 2006 and 31 December 2005, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Baht	85.6	68.7	25.0	3.3
EUR	6.2	8.1	1.4	0.8
JPY	68.4	-	-	-
USD	5.4	5.6	5.1	0.8
AUD	-	0.1	-	0.1
NTD	-	3.5	-	-
INR	484.3	317.2	7.3	-

19.4 As at 31 March 2006, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 212 million (31 December 2005: Baht 218 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month periods ended 31 March 2006 and 2005 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2006 and 2005									
	Local		Overseas		Total		Elimination		Grand total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues from construction services	6,790	8,196	2,580	480	9,370	8,676	(452)	(1,099)	8,918	7,577
Gross profit	439	496	130	8	569	504	-	-	569	504
Gain (loss) on exchange									(31)	9
Other income									116	142
Administrative expenses									(271)	(220)
Allowance for doubtful accounts									(7)	(15)
Share of profit from investments										
accounted for under equity method									3	6
Interest expenses									(167)	(109)
Corporate income tax									(12)	(32)
Minority interests									(3)	(10)
Net earnings for the period									197	275

(Unit: Million Baht)

	As at 31 March 2006 and 31 December 2005									
	Local		Overseas		Total		Elimination		Grand total	
	31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Property, plant and equipment - net	12,740	12,576	1,640	1,616	14,380	14,192	68	79	14,448	14,271
Other assets	27,864	28,207	7,476	7,236	35,340	35,443	(6,935)	(7,302)	28,405	28,141
Total assets	40,604	40,783	9,116	8,852	49,720	49,635	(6,867)	(7,223)	42,853	42,412

22. FINANCIAL INSTRUMENTS

22.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

22.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

22.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 March 2006 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	0.3	49.13 - 49.42
JPY (buy)	514.0	0.3558

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2006 which were unhedged.

	CONSOLIDATED (Net)						
	EUR million	USD million	JPY million	Kips million	SGD million	VND million	HKD million
Trade accounts payable	0.3	0.3	199.6	-	1.3	-	-
Hire-purchase payables	-	-	2,010.2	-	-	-	-
Advance received from customers under construction contract	-	-	83.3	-	-	873.3	-
Assets in foreign currencies	0.7	46.8	1,782.8	119.2	2.4	127.5	0.4

	THE COMPANY ONLY (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Hire-purchase payables	-	-	2,010.2	-	-	-
Advance received from customers under construction contract	-	-	83.3	-	-	873.3
Assets in foreign currencies	0.7	46.8	919.0	119.2	1.1	127.5

The Group will earn future revenues in foreign currencies in an amount of approximately USD 46.6 million, INR 20,115.1 million, PHP 1,586.1 million, NTD 4,543.4 million, JPY 2,056.1 million and AUD 78.5 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

22.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

24. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised by the Company's authorised director on 11 May 2006.